

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2024

Ding Wei
Chief Executive Officer
INNO HOLDINGS INC.
2465 Farm Market 359 South
Brookshire, TX 77423

      Re: INNO HOLDINGS INC.
         Registration Statement on Form S-3`
         Filed December 27, 2024
         File No. 333-284054

Dear Ding Wei:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing